EXHIBIT 99.1

Just Energy Reports Third Quarter Fiscal 2018 Results

Positive customer addition trends continue; improved operational performance;
continued execution of retail channel expansion strategy
Reaffirms fiscal 2018 guidance

TORONTO, Feb. 07, 2018 (GLOBE NEWSWIRE) -- Just Energy Group, Inc. (TSX:JE) (NYSE:JE), a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options, today announced results for its third quarter of fiscal 2018.

Key Highlights:

  Continued execution of the retail channel expansion strategy with 111 new store launches across 12 different retail partners for a total of 348 stores. Company remains on track to achieve its goal of being present in 500 stores by fiscal year end.

  Base EBITDA of $52.5 million increased $1.0 million compared to last year as operational performance improvements were offset by a mix of investments in strategic sales growth initiatives and foreign exchange.

  Gross RCE additions of 304,000 improved 45% year-over-year. Net RCE additions of 27,000 improved from a negative 84,000 net RCE additions in the prior comparable period. Just Energy’s total customer count has increased by 9% during fiscal 2018 to 1,606,000.

  Administrative expenses increased $5.8 million due to costs associated with serving the international customer base and new strategic initiatives; selling and marketing expenses were roughly flat; and finance costs improved $5.0 million during the quarter.

  Combined attrition improved two percentage points to 13% for the trailing 12 months with improvements in both the Consumer and Commercial divisions. Total renewal rate declined by six percentage points year-over-year, reflecting a very competitive market with competitors pricing aggressively while Just Energy remained focused on improving retained customers’ profitability rather than pursuing low margin growth.

  Base FFO $37.5 million represented an increase of 79% versus the prior comparable quarter driven by finance costs improvement and current income tax reduction. Net debt to the trailing 12-month Base EBITDA of 2.6x, up from the 2.5x reported one year ago and the 1.8x reported at year-end.

  The Company officially launched operations in Japan under the Just Energy brand in late November, marking Just Energy’s first expansion into Asia and its third new geographic launch outside of North America over the past twelve months.

  The Company reaffirmed its fiscal 2018 Base EBITDA guidance of $175 million to $190 million.

Financial highlights
For the three months ended December 31
(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2018	(decrease)	Fiscal 2017
Sales	$912,203	(1)%	$918,536
Gross margin	171,305	(2)%	174,353
Administrative expenses	50,389	13%	44,567
Selling and marketing expenses	55,547	-	55,337
Finance costs (net of non-cash finance charges)	10,619	(32)%	15,646
Profit for the period[1]	208,415	NMF [3]	188,041
Profit per share available to shareholders - basic	1.42		1.22
Loss per share available to shareholders - diluted	1.13		0.98
Dividends/distributions	21,501	14%	18,800
Base EBITDA[2]	52,507	2%	51,489
Base FFO[2]	37,539	79%	20,940
Payout ratio on Base FFO[2]	57%		90%

Financial highlights
For the nine months ended December 31
(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2018	(decrease)	Fiscal 2017
Sales	$2,611,836	(7)%	$2,809,773
Gross margin	471,531	(9)%	520,559
Administrative expenses	145,826	7%	135,985
Selling and marketing expenses	172,200	-	172,581
Finance costs (net of non-cash finance charges)	29,942	(30)%	42,600
Profit for the period[1]	252,801	NMF [3]	509,104
Profit per share available to shareholders – basic	1.66		3.32
Profit per share available to shareholders - diluted	1.37		2.60
Dividends/distributions	64,752	15%	56,407
Base EBITDA[2]	105,564	(29)%	149,481
Base FFO[2]	65,730	(34)%	99,170
Payout ratio on Base FFO[2]	99%		57%
Embedded gross margin[2]	1,956,000	4%	1,873,500
Total RCEs	4,114,000	(3)%	4,227,000

1 Profit includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2 See “Non-IFRS financial measures” on page 2 of the Q3’FY18 MD&A.
3 Not a meaningful figure.

“Our solid third quarter was highlighted by continued positive sales trends in both the Consumer and Commercial divisions, execution of our retail channel expansion strategy, and improved operational performance,” commented Just Energy’s Co-CEO, Deb Merril. “The strong customer trends continued as we have achieved gross and net customer addition improvements in each of the three quarters of fiscal 2018, and our attrition rates remain at historic lows. We believe these trends will continue as they demonstrate the importance of our trusted advisor strategy and our focused efforts to attract and retain ‘right fit’ customers that align with Just Energy’s product, channel and geographic growth strategy.”

“We are having great success in our retail channel expansion efforts and remain on track to achieve our goal of being present in 500 stores by fiscal year end. As part of that commitment, we are excited to announce that our largest retail partner, Sam’s Club, recently awarded Just Energy with 48 additional stores to add to our portfolio of stores across North America. This partnership exemplifies how Just Energy is expanding our channel opportunities to further reach potential residential customers looking to take control of their energy needs. Additionally, capitalizing on our ‘digital first’ strategy, Sam’s Club is our first retail partner where our web presence will be integrated, allowing Sam’s Club members to sign up for energy products through our Just Energy site.”

“We continue to make strategic growth investments to seed our new international operations, expand our retail sales channels, and further invest in product and geographic growth initiatives. Our underlying business performed well during the quarter as improved operational performance served to offset the growth investments and the effect of foreign exchange.”

Co-CEO, James Lewis added, “We are pleased with the positive customer trends we are delivering and remain confident we can continue to build on this momentum. We saw a decline in our renewal rate during the quarter, reflecting a very competitive consumer pricing environment. Just Energy remains steadfast in our focus on improving retained customers’ profitability rather than pursuing low margin growth in these market conditions.”

“Our product, channel and geographic expansion strategy remains on track. We continue to receive great customer reception and feedback around our growing suite of value-add products and long-term loyalty programs. In line with this feedback, our total customer count grew by nine percent during the quarter to 1.6 million customers. Our geographic expansion efforts remain on track outside of North America. During the quarter, we officially launched operations in Japan under the Just Energy brand in late November, marking Just Energy’s first expansion into Asia and our third new geographic launch outside of North America in the past twelve months.”

“We delivered a 79% year-over-year improvement in Base FFO during the quarter, resulting in a payout ratio on Base FFO of 57%."

Co-CEO, Deb Merril concluded, “Our strategy is beginning to deliver measurable results, and we continue to aggressively pursue additional growth opportunities while preserving  the balance sheet. We are committed to maintaining our dividend, and we are confident we can deliver on our fiscal 2018 expectations while also setting the stage for prolonged, profitable growth on a global scale.”

Third Quarter Operating Performance

Photos accompanying this announcement are available at:

http://www.globenewswire.com/NewsRoom/AttachmentNg/403abffd-5548-40dc-908c-e788f9ad5954

http://www.globenewswire.com/NewsRoom/AttachmentNg/8545ada7-356a-45be-ad3f-ab29759a1a06

  Sales decreased by 1% to $912.2 million in the third quarter of fiscal 2018.

  Gross margin was $171.3 million, a decrease of 2% from the prior comparable quarter primarily due to the weakening of the U.S. dollar.

  Administrative expenses increased 13% to $50.4 million as a result of costs to serve the growing customer base in the U.K., international expansion costs as well as efforts relating to new strategic initiatives.

  Selling and marketing expenses of $55.5 million remained consistent with the selling and marketing expenses reported during the same period last year.

  Finance costs (net of non-cash finance charges) of $10.6 million improved 32% as a result of the redemption of the 6.0% convertible debentures and the senior unsecured notes, offset by the finance costs from the issuance of the 6.75% convertible debentures.

  Base FFO $37.5 million represented an increase of 79% versus the prior comparable quarter, driven by finance costs improvement and the current income tax reduction.

  Base EBITDA increased 2% to $52.5 million driven by a mix of operational performance improvements, the weakening of the U.S. dollar and the strategic sales growth initiatives.

Annual gross margin per RCE
	Q3 Fiscal	Number of	Q3 Fiscal	Number of
	2018	customers	2017	customers

Consumer customers added and renewed	$225	183,000	$222	205,000
Consumer customers lost	189	120,000	199	140,000
Commercial customers added and renewed[1]	73	239,000	82	229,000
Commercial customers lost	77	157,000	81	154,000

[1] Annual gross margin per RCE excludes margins from IEG and large commercial and industrial customers.

  The average gross margin per RCE for the customers added and renewed by the Consumer division was $225/RCE, an increase from $222/RCE added in the prior comparable period. The average gross margin per RCE for the Consumer customers lost during the three months ended December 31, 2017 was $189/RCE, a decrease from $199/RCE margin lost on customers in the prior comparable period.

  The average gross margin per RCE for the Commercial customers signed during the quarter was $73/RCE, a decrease from $82/RCE added in the prior comparable period. Customers lost through attrition and failure to renew during the three months ended December 31, 2017 were at an average gross margin of $77/RCE, a decrease from $81/RCE reported in the prior comparable period. Management will continue its margin optimization efforts by focusing on ensuring customers added meet profitability targets.

Customer aggregation

RCE SUMMARY
	Oct 1,			Failed to	Dec. 31,	% increase	Dec. 31,	% increase
	2017	Additions	Attrition	renew	2017	(decrease)	2016	(decrease)
Consumer Energy
Gas	627,000	26,000	(25,000)	(11,000)	617,000	(2)%	604,000	2%
Electricity	1,168,000	79,000	(58,000)	(18,000)	1,171,000	-	1,186,000	(1)%
Total Consumer RCEs	1,795,000	105,000	(83,000)	(29,000)	1,788,000	-	1,790,000	-
Commercial Energy
Gas	337,000	46,000	(7,000)	(11,000)	365,000	8%	250,000	46%
Electricity	1,955,000	153,000	(33,000)	(114,000)	1,961,000	-	2,187,000	(10)%
Total Commercial RCEs	2,292,000	199,000	(40,000)	(125,000)	2,326,000	1%	2,437,000	(5)%
Total RCEs	4,087,000	304,000	(123,000)	(154,000)	4,114,000	1%	4,227,000	(3)%

  Just Energy’s total RCE base is currently 4.1 million, a 3% decrease from one year ago. In addition to the RCEs referenced in the above table, the Consumer base also includes 44,700 smart thermostat customers.

  Gross RCE additions for the quarter were 304,000, an increase of 45% year-over-year, and a decrease of 2% sequentially.

  - Consumer gross RCE additions amounted to 105,000 during the quarter, a 4% increase year-over-year and a 38% decrease sequentially, primarily driven by shrinking customer books in North America offsetting by U.K. market growth.

  - Commercial gross RCE additions were 199,000, an 83% increase year-over-year and a 41% increase sequentially, as a result of increased additions from large natural gas Commercial and Industrial RCEs in Canada.

  Net RCE additions of positive 27,000 improved compared with a negative 84,000 net RCE additions in the third quarter of last year, and positive 11,000 net RCE additions last quarter (fiscal Q2).

  Just Energy’s geographical footprint continues to diversify outside of North America. The U.K. operations increased their RCE base by 26% to 440,000 RCEs year-to-date with strong growth in its Consumer RCE base. As of December 31, 2017, the U.S., Canadian and U.K. segments accounted for 68%, 22% and 10% of the RCE base, respectively.

  The combined attrition rate for Just Energy was 13% for the trailing 12 months, a decrease of two percentage points from the 15% reported a year prior, and a two percentage point increase sequentially. The attrition improvement is the direct result of Just Energy’s trusted advisor strategy and long-term loyalty programs.

  - Consumer attrition of 22% decreased two percentage points year-over-year and was flat sequentially.

  - Commercial attrition of 5% decreased three percentage points from the year ago period and was flat sequentially.

  The renewal rate was 58% for the trailing 12 months, declined six percentage points year-over-year. Consumer renewal rate declined by seven percentage points to 72%, while the Commercial renewal rate also declined by seven percentage points to 48%.

  - The decline in Commercial renewal rate reflected a very competitive market for Commercial renewals with competitors pricing aggressively and Just Energy’s focus on improving retained customers’ profitability rather than pursuing low margin growth.

  - Consumer renewals in Canada have been negatively impacted by new consumer protection rules in Alberta and Ontario which prohibits selling energy products door-to-door, bans contracting with consumers at their home and disallows the automatic renewal or extension of expiring contracts.

Balance Sheet & Liquidity

  Cash and short-term investment was $98.8 million as of December 31, 2017, an increase of 18% from $83.6 million reported March 31, 2017, primarily attributable to the credit facility withdrawals to support the seasonal cash requirements.

  Long-term debt increased from $498.1 million as of March 31, 2017 to $564.7 million as at December 31, 2017 as a result of the withdrawal of $70.0 million on the credit facility.

  As of December 31, 2017, Just Energy’s book value net debt to the trailing 12-month Base EBITDA was 2.6x, up from the 2.5x reported one year ago, and the 1.8x reported for March 31, 2017

  Base FFO of $37.5 million represented an increase of 79% versus the prior comparable quarter driven by finance costs improvement and the current income tax reduction.

  The payout ratio on Base FFO was 57% for the three months ended December 31, 2017, compared to 90% reported in the third quarter of fiscal 2017. The payout ratio for the trailing 12 months ending December 31, 2017 was 90%, compared with 53% for the trailing 12 months ended December 31, 2016.

  Dividends and distributions for the three months ended December 31, 2017 were $21.5 million, an increase of 14% from the prior comparable quarter in fiscal 2017, reflecting the issuance of preferred shares.

  Common share repurchases totaled $11.9 million as of December 31, 2017.

Outlook

Just Energy continues to deploy its strategy to become a world-class consumer enterprise delivering superior value to its customers through a range of energy management solutions and a multi-channel approach. The Company has recently completed a phase of internal transformation centered on repairing its balance sheet and overall debt structure, as well as improving the profitability profile of its customer base. Just Energy’s growth plans center on customer growth, geographic expansion, channel growth and enhancements, strategic acquisitions, and new products and structures.

Management reiterated its previously issued guidance of fiscal 2018 Base EBITDA in the range of $175 million to $190 million. These expectations reflect the impact of the significant one-time weather events in the second fiscal quarter, combined with the low commodity pricing environment and the Company’s efforts to improve profitability. To achieve profitability and optimize growth in the fourth fiscal quarter and beyond, Just Energy will:

  Target sales growth through all channels. The company is on track to be present in 500 stores by the fiscal year end, working with its retail partners, including Sam’s Club. With the success realized in the retail channel expansion efforts, the Company will focus on joint marketing partnerships and authorized agent programs to drive brand awareness and new customer growth. The business development efforts in retail will be shifted towards multi-nationals in footprint, allowing those efforts to be amortized over multiple countries in the portfolio. As part of Just Energy’s digital transformation, the Company revamped its website and completed its transition to its new digital partner while maintaining the expected new acquisitions.

  Focus on sustainable cost reduction through continuous productivity enhancing and cost efficiency initiatives that were under way in the third fiscal quarter. Continued benefits will be realized in the fourth fiscal quarter and subsequent years.

  Invest in international expansion by replicating its UK success in other markets. Just Energy fully launched its operations in Ireland, Japan and Germany. Supported by UK’s leadership team, supplier relationships and market approximation, Ireland will grow at a faster pace. International expansion will continue to be the key drivers for future growth of the Company and therefore significant investments will be made to seed international operations.

In addition, management is actively engaged in and expects to complete the refinancing of its 2018 maturing debts in the near term.

The Company remains committed to its current dividend policy.

Earnings Call

The Company will host a conference call and live webcast to review the fiscal second quarter results beginning at 10:00 a.m. Eastern Standard Time on February 8th, 2018 followed by a question and answer period. Rebecca MacDonald, Executive Chair, President & Co-Chief Executive Officers James Lewis and Deborah Merril, and Chief Financial Officer Patrick McCullough will participate on the call.

Just Energy Conference Call and Webcast

  Thursday, February 8th, 2018
  10:00 a.m. EST

Those who wish to participate in the conference call may do so by dialing 1-877-300-9306 and ask to be joined into the Just Energy call. The call will also be webcast live over the internet at the following link:

https://www.webcaster4.com/Webcast/Page/1731/24344

An audio tape rebroadcast will be available starting one hour after the conference and will be available until February 15th, 2018. To access the rebroadcast please dial 1-877-344-7529 and use replay access code 10116461. The webcast will also be archived on the JE investor relations website for one year.

About Just Energy Group Inc.
Established in 1997, Just Energy is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options. With offices located across the United States, Canada, the United Kingdom, Germany, Ireland and Japan, Just Energy serves approximately 1.5 million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, Tara Energy and terrapass. Visit justenergygroup.com to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS
Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include but are not limited to levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

NON-IFRS MEASURES
The financial measure such as “EBITDA”, Base EBITDA, FFO, Base FFO, Base FFO Payout Ratio and Embedded Gross Margin do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other companies. This financial measure should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS, but the Company believes that this measure is useful in providing relative operational profitability of the Company’s business. Please refer to “Key Terms” in the Company’s management’s discussion and analysis of financial condition and results of operations of the Corporation for the three and nine months ended December 31, 2017 for the Company’s definition of “EBITDA” and other none-IFRS measures.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Pat McCullough
Chief Financial Officer
Just Energy
713-933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR Group
617-461-1101
michael.cummings@alpha-ir.com